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                                                             Exhibit (d)(6)
[BANCWEST CORPORATION LETTERHEAD]





FOR IMMEDIATE RELEASE                   CONTACT:  Gerry Keir (808) 525-7086
                                                  BancWest Corporation


                      STOCKHOLDERS OF BANCWEST CORPORATION

                 OVERWHELMINGLY ENDORSE BNP PARIBAS ACQUISITION

     (Honolulu, Hawaii, September 20, 2001) -- Stockholders of BancWest Corporation (NYSE:BWE) today voted overwhelmingly to approve the offer by BNP Paribas to acquire the 55% of BancWest stock it does not already own for $35 in cash per share. The transaction is valued at $2.5 billion.

     At the stockholders' meeting today in Honolulu, 86% of the outstanding shares voted to approve the merger of BancWest with a subsidiary of BNP Paribas, France's largest listed banking group and seventh largest in the world. (Of all shares actually voting, more than 99% favored the transaction.) Under terms of the agreement, two-thirds approval was required.

     Completion of the transaction remains subject to approval by the Federal Reserve Board, and expiration of a mandatory 15-day waiting period. The parties expect to receive Federal Reserve approval in the near future.

     When the transaction is completed, all outstanding BancWest shares (except those owned by BNP Paribas) will be converted into the right to receive a $35-per-share cash payment. BancWest also will pay a prorated quarterly dividend with a record date immediately prior to closing.

     "We're pleased at such tremendous support from our stockholders for this offer," said Walter A. Dods, Jr., Chairman and Chief Executive Officer of BancWest, parent company of Bank of the West and First Hawaiian Bank.

     In May, BancWest's Board of Directors entered into a definitive merger agreement to accept the offer from Paris-based BNP Paribas. The French bank has owned 45% of BancWest since its former subsidiary, Bank of the West, merged with Hawaii-based First Hawaiian Bank in 1998.

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Stockholders of BancWest Corporation
Overwhelmingly Endorse BNP Paribas Acquisition
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     BancWest's subsidiary banks have 252 branches in seven western states,
Guam and Saipan. After completion of the proposed acquisition, BancWest will continue to be based in Honolulu as a subsidiary of BNP Paribas. Both First Hawaiian and Bank of the West will keep their present names, with current management and operations intact.

     After the acquisition, Dods, 60, will continue as Chairman and Chief Executive Officer of BancWest and of First Hawaiian Bank. Don J. McGrath, 52, will continue as BancWest's President and Chief Operating Officer and as President and CEO of Bank of the West, with his principal office in San Francisco.

     "This is a win-win transaction for everyone," Dods said. "It offers BNP Paribas new avenues for growth in this country. It benefits our employees, since current operations of both Bank of the West and First Hawaiian Bank will remain intact. Finally, customers of Bank of the West and First Hawaiian Bank will be served by familiar employees at the same branches."

     Following completion of the merger, BancWest stockholders who have stock certificates will receive instructions by mail concerning how and where to forward their certificates for payment. Brokers will handle conversion for those holding BancWest stock in a brokerage account.

     The merger will not affect preferred securities or capital securities issued by BancWest Capital I or First Hawaiian Capital I.

     ABOUT BNP PARIBAS

     BNP Paribas (www.bnpparibas.com) is a world leader in banking and financial services, offering retail banking and financial services (consumer credit, leasing, e-brokerage, insurance, car fleet management, etc.) to millions of individual customers and corporations mainly in France (2000 branches), Europe, the United States, Mediterranean basin and Africa. Headquartered in Paris, France, it has one of the most extensive international networks in the world with offices in 87 countries. Active in all major financial centers, and providing services to large corporations and institutions, BNP Paribas enjoys key positions in Corporate and Investment Banking, Private Banking, Asset Management and Securities Services. With total assets of $646 billion, (EUR 694 billion), shareholders equity of $19.3 billion (EUR 20.6 billion), and Year 2000 net income of $3.86 billion (EUR 4.12 billion), BNP Paribas was the Number 1 listed bank in France and Number 2 listed bank in the Euro zone at the close of 2000.
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Stockholders of BancWest Corporation
Overwhelmingly Endorse BNP Paribas Acquisition
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ABOUT BANCWEST

     BancWest Corporation (www.bancwestcorp.com) is a bank holding company with assets of $19.3 billion. It is headquartered in Honolulu, Hawaii, with an administrative headquarters in San Francisco, California. Its principal subsidiaries are Bank of the West (193 branches in Northern and Central California, Oregon, New Mexico, Nevada, Washington state and Idaho) and First Hawaiian Bank (56 branches in Hawaii, two in Guam and one in Saipan).


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     FORWARD-LOOKING STATEMENTS: This release contains forward-looking statements, including statements concerning expectations for completion of the transaction discussed. Such statements reflect management's best judgment as of this date, but they involve risks and uncertainties that could cause actual results to differ materially from those discussed in the statements. Factors that could contribute to such differences include, without limitation, the possibility of adverse changes in global, national or local economic or monetary conditions. Those factors or others could result, for example, in delay or termination of the transaction discussed above. Readers should carefully consider those risks and uncertainties in reading this release. Except as otherwise required by law, BancWest disclaims any obligation to update any forward-looking statements included herein to reflect future events or developments.

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